EXHIBIT 99.1

Almaden Outlines Deep Exploration Target Beneath Ixtaca Zone

VANCOUVER, British Columbia, Nov. 05, 2020 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to announce additional results of its ongoing review of exploration targets which lie outside the currently defined reserve envelope of the Ixtaca deposit (See Figure 1, Exploration Targets).

The Main Ixtaca Zone of the Ixtaca deposit is hosted by limestone where the veins form a wide zone of veining referred to as a vein swarm. This vein swarm in limestone has been the primary focus of the Company’s exploration efforts to date and the Feasibility Study level technical examination of the Ixtaca deposit (see “About the Ixtaca Deposit”, below).

Adjacent to the Main Ixtaca Zone, shaley carbonate rocks host the more discrete focussed gold-silver vein related mineralisation of the Northeast Extension Zone, which also has higher associated zinc and lead values. Based on structural interpretation, the Main Ixtaca Zone gold-silver vein swarm could be the upper part of a vein system which transitions at depth to structurally controlled silver-lead-zinc dominated mineralisation where the Northeast Extension Zone would project down dip underneath the Main Ixtaca Zone (see Figure 2, Longitudinal Section of Main Ixtaca Zone and Cross Section of Northeast Extension Zone). This potential for metal zonation from upper gold-silver to deep silver-lead-zinc mineralisation is supported by geologic interpretation, geologic models for epithermal precious metal deposits and observations made in other epithermal vein deposits in Mexico.

Drilling to depth beneath the Ixtaca Main Zone will be a priority in a future drilling program currently being planned by the Company.

About the Ixtaca Deposit

Since discovery with the first drill hole, exploration work at Ixtaca has been almost entirely focused on the discovery area, and this work has led to the silver and gold reserve which underpins the feasibility study (“FS”), results of which were announced in December, 20181.

The highlights of the FS, using base case prices of US$1275/oz gold and US$17/oz silver unless noted otherwise, include the following (all US dollars):

  Average annual production of 7.06 million ounces silver and 108,500 ounces gold (15.2 million silver equivalent ounces, or 203,000 gold equivalent ounces)2 over the first 6 years;
  After-tax IRR of 42% and after-tax payback period of 1.9 years;
  After-tax NPV of US$310 million at a 5% discount rate;
  After-tax IRR of 57% at the highest upper case price deck of US$1425/oz Au and US$20/oz Ag;
  After-tax NPV (5%) of US$466 million at the highest upper case price deck of US$1425/oz Au and US$20/oz Ag;
  Initial Capital of US$174 million;
  Average annual production of 6.14 million ounces silver and 90,800 ounces gold (12.9 million silver equivalent ounces, or 173,000 gold equivalent ounces) over an 11 year mine life;
  All-in Sustaining Costs (“AISC”), including operating costs, sustaining capital, expansion capital, private and public royalties, refining and transport, of US$11.30 per silver equivalent ounce, or US$850 per gold equivalent ounce;
  Elimination of tailings dam by using filtered tailings, which reduces the project footprint and water usage. Construction of a water reservoir providing a permanent and consistent long-term supply of water for residents.

1 For more details please refer to Almaden’s Technical Report, entitled “Ixtaca Gold-Silver Project Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was updated on SEDAR on October 3, 2019.
2 Equivalent calculations use a ratio of 75:1 for silver : gold (based on $1275/oz-Au and $17/oz-Ag)

While it awaits the outcome of its permitting application and related processes (see press releases of February 27, 2020 and September 9, 2020), the Company is proceeding with exploration at this large property with a focus on some previously identified high potential targets which lie outside of the current reserve as defined in the FS.

Exploration Opportunities

The Ixtaca deposit is one of several exploration targets on the Company’s mineral claims, which cover an area of high-level epithermal clay alteration. The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project.

Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone. The potential quantity and grade of these exploration targets is conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource.

John A. Thomas, P. Eng., VP Project Development of Almaden, and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed and approved the scientific and technical contents of this news release pertaining to the FS. Morgan J. Poliquin, Ph.D., P. Eng., President and CEO of Almaden, and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed and approved all other contents of this news release.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin, P. Eng
Chairman
Almaden Minerals Ltd.

Forward Looking Statements

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the outcome or nature of any exploration programs at Ixtaca, and the ability of the Company to comply with COVID-19 related health protocols.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions, including assumptions in respect of both Almaden’s and the applicable Mexican Authorities’ legal positions, that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for exploration and operations; community support in the Ixtaca Project, ; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/

TULIGTIC PROPERTY
Exploration Targets
FS Pit Outline
0
5 km
N
CALEVA ZONE
IXTACA EAST ZONE
IXTACA DEPOSIT
LONG SECTION
SE CLAY ALTERATION ZONE
TANO ZONE
FS PIT OUTLINE
Legend
Soils - Au (ppb)
45.8 to 720
17.1 to 45.8
5.1 to 17.1
2.8 to 5.1
1.6 to 2.8
0 to 1.6
Almaden Minerals Ltd.
Tuligtic Project
Exploration Targets with
Hydroxyl ASTER Imagery
Puebla State, Mexico
0m
750m
616,000 mE
616,500 mE
617,000 mE
617,500 mE
618,000 mE
618,500 mE
619,000 mE
619,500 mE
620,000 mE
620,500 mE
2,178,000 mN
2,177,500 mN
2,177,000 mN
2,176,500 mN
2,176,000 mN
2,175,500 mN
2,175,000 mN
2,174,500 mN

SW
IXTACA LONGITUDINAL SECTION LOOKING 340
NE
2400m
2200m
CLAY ALTERED VOLCANICLASTICS
HIGH GRADE MAIN IXTACA ZONE VEIN SWARM
FS PIT OUTLINE
SHALE
44.0m 1.0 g/t Au, 96 g/t Ag
Inc. 10.5m 2.7 g/t Au, 245 g/t Ag
CONCEPTUAL MODEL
Si
Al
Ill-Cel
Gold/ Silver Zone
Silver/ Lead/Zinc Zone
modified from Buchanan, 1981
DYKE
101.45m 1.9 g/t Au, 13 g/t Ag
Inc. 46.20m 3.9 g/t Au, 15 g/t Ag
And 28.95m 5.6 g/t Au, 20 g/t Ag
DYKE ZONE
LIMESTONE
Antiform
Antiform
OUTLINE OF CURRENT MINERALIZED SHELL (based on 0.1 g/t Au equivalent shell, includes internal dilution)
HIGH GRADE CHEMALACO ZONE (NE-EXTENSION ZONE)
PLAN
N
LONG SECTION
?
Potential Silver/Lead/Zinc Zone
Almaden Minerals Ltd.
0m
200m
SCALE